Exhibit 99.1

4Q25 Earnings Release February 12th, 2026

XP Inc. Reports Fourth Quarter 2025 Results

São Paulo, Brazil, February 12, 2026 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the fourth quarter of 2025.

Dear Shareholders,

Before reflecting on the year, I would like to thank our clients, investment advisors, employees, and partners for their trust, resilience, and commitment. During a challenging period for the investment industry, our people, culture, and clarity of purpose enabled us to continue advancing. At XP Inc., we have always believed that building an enduring financial institution requires courage in difficult times, disciplined decision-making, and a non-negotiable commitment to do what is right for the client. These principles remain the foundation of our choices.

Customer: transparency, freedom of choice, and a new competitive differentiator

Putting the power of choice in the client’s hands, rather than the financial institution’s, is a paramount component of our strategy and one of XP’s greatest differentiators. Historically, the market has limited alternatives and imposed one-size-fits-all relationship models, constraining how investors engage with their advisors and services. By taking a different path, we give investors the opportunity to make fully informed decisions, with full transparency, about which service model best aligns with their individual profile and investing style. This client-centric approach strengthens engagement, supports more appropriate service delivery, and underpins our long-term vision.

We believe we are the first investment platform in Brazil that is truly agnostic to the service model, meaning we do not confine clients to a single delivery or relationship format. Instead, we offer a full range of options so each client can independently select the model that most closely matches their goals and preferences. Achieving this level of flexibility required a sophisticated operational framework developed over many years: an integrated ecosystem that coordinates processes, platforms and teams, backed by consistent investments in technology and people. The result is an operational capability that supports personalized client choice at scale.

Executing this model with consistent quality and scale requires well-defined processes, disciplined governance, and aligned incentives, together with a consistent experience across the entire client journey. Our ability to operate at this scale and level of sophistication is unmatched in the market. This strength not only sets us apart from peers but also underpins our capacity to scale solutions reliably while maintaining service standards and reinforcing our competitive edge.

This movement represents the democratization of access to high quality financial and wealth planning. Historically limited to those who had access to Private Banking, these services are now offered to high-income clients at the same level of depth and customization. By expanding availability without compromising service quality, we have broadened our client reach and strengthened long-term engagement, marking an unprecedented shift in the local market.

Regardless of the model clients choose, they have the support of a trusted XP advisor. The choice is the client’s, the commitment to service excellence is ours. That unique value proposition — real choice — stems from the evolution of the advisor’s role alongside our investment platform, becoming increasingly strategic, comprehensive, and aligned with the client’s interests.

The evolution of the investment advisor’s role

XP’s history is deeply connected to the evolution of the investment advisor profession in Brazil. We played a leading role in creating and developing this career, always with the goal of transforming how Brazilians invest and engage with the financial markets.

In the early days, in a market still concentrated in equities, the advisor’s role was primarily that of a stockbroker. When we launched the country’s first open investment platform, we democratized access to products and led a structural transformation of the Brazilian market, going far beyond what traditional financial institutions offered. This shift required a new generation of advisors, with a broader portfolio perspective and the ability to build comprehensive allocations, integrating fixed income, funds, international products, and different strategies.

In recent years this evolution has taken a meaningful step: advisors are increasingly serving as full financial planners, integrating asset allocation, financial planning and wealth planning to provide a 360-degree view of a client’s assets. Concurrently, we have expanded the available relationship models (transactional, fee-based, and RIA) so each client can choose the interaction and compensation model that best aligns with their goals.

We consistently invest in training, tools, data and technology to support this transformation. Strengthening the advisor’s role deepens client relationships, enhances service quality and reinforces our model’s long-term sustainability.

Technology and AI as levers to empower the advisor

Technology is a core strategic pillar and a key enabler of our model. We invest to strengthen security, improve asset allocation quality, deepen client relationships, and gain scale and productivity.

Artificial intelligence occupies a clearly defined role in this strategy: empowering the investment advisor. We deploy AI to strengthen both client relationships and the advisor’s execution and analytical capabilities. This enables deeper personalization in client interactions, more effective prioritization of opportunities, and more sophisticated decision support for the advisor.

This vision reinforces our belief that AI will not replace the investment advisor or human relationships, but quite the opposite: it will be a multiplier of quality, consistency, and scale, enabling advisors to deliver better service to more clients, with governance and discipline.

Results in 2025: learnings, maturity, and execution

This continued pursuit of excellence across the client journey shaped how we ran our business over the past year. In 2025, we advanced our key operating KPIs and financial results. We reached approximately R$1.5 trillion in assets under custody (AUC), revenues grew 8%, and net income and EPS also grew 15% and 18%, respectively. We recognize that 2025 was a challenging year for revenue growth, mainly due to a more conservative mix, with shorter investment duration and lower market activity.

Furthermore, recent challenges have strengthened our governance, enhanced our controls, and better positioned XP for the future. This ability to learn and recalibrate our course is an essential attribute of sound institutions and has always been part of our DNA.

In this context, I reaffirm my commitment — and that of our entire team — to make XP better every day and to consistently place our clients at the center of every decision. I am convinced that this mindset, together with the progress we have made on our excellence agenda, kept us on a consistent growth trajectory even amid challenges.

I would like to underscore the strength of our ecosystem in enabling this achievement. The Wholesale Bank’s performance was among our key highlights of the year. In just five years, we have built one of Brazil’s most relevant franchises, with a meaningful presence in Corporate and Investment Banking. In 2025, this business evolved markedly — supporting institutional and corporate clients while simultaneously strengthening retail through an expanded product offering and improved liquidity. The integration between wholesale and retail is a core competitive advantage of our model, and it became increasingly evident over the course of the year.

Capital: discipline and smart allocation

We maintained a disciplined approach to capital management, balancing growth investments with robust capital levels and consistent shareholder returns. Our priority is to allocate capital intelligently, preserving flexibility across cycles and ensuring long-term sustainability. We enter 2026 with a temporarily elevated capital base, which will be optimized throughout the year.

Positioning for the next cycle: innovation and strengthening the core business

Looking ahead, we remain focused on continuous innovation and further strengthening our core business through our strategy, which continues to be anchored on three major pillars: i) Leadership in investments, ii) Complementary Retail Offering, and iii) Wholesale Bank.

We are investing in expanding our sales force, evolving our client platform, and enhancing our actions in technology, marketing, and banking, always with the goal of raising service levels, efficiency, and engagement throughout the investor journey.

At the same time, we continue to make meaningful investments to further strengthen our Wholesale Bank. These investments will allow us to address opportunities in the SME segment, as well as in credit, where we see significant potential for sustainable growth, supported by risk discipline and strong integration with the rest of the ecosystem.

Legacy and culture

This year marks our 25th anniversary. A quarter-century of entrepreneurship and transformation in Brazil’s financial market that only became possible thanks to a strong culture anchored in four core values that are non-negotiable for us: client focus, dream big, open mind, and an entrepreneurial spirit. It is this culture, lived every day, that enables us to have strong and ambitious teams building XP daily.

We have become one of the leading financial institutions in the country because we have always moved forward together—with the courage to challenge the status quo and to go where no one else has gone. As a company of entrepreneurs, we have also shown the courage to evolve our business model to expand the way we relate to our clients.

When I reflect on these 25 years and look to our future, it still feels as if we are only getting started: a unique opportunity lies ahead. We are once again transforming the way Brazilians invest. I have great confidence in our strategy, our teams, and the strength of our culture and ecosystem to continue changing the financial industry and improving people’s lives.

This purpose drives us and will enable the realization of our bold ambition: to become Brazil’s leading investment platform by 2033 — distinguished by uncompromising service quality, enduring client trust, and the ability to innovate responsibly.

Final thanks

Once again, I would like to express my sincere gratitude to everyone on this journey: our clients, advisors, employees, partners, and shareholders. We remain confident that the decisions we make today are building a stronger, better-prepared, and more relevant company for the future.

As we always say, this is just the beginning.

Thiago Maffra,

CEO XP Inc.

Summary

Operating Metrics (unaudited)	4Q25	4Q24	YoY	3Q25	QoQ	2025	2024	YoY
Total Client Assets (in R$ bn)	1,491	1,286	16%	1,425	5%	1,491	1,286	16%
Total Net Inflow (in R$ bn)	32	29	10%	29	10%	94	109	-13%
Annualized Retail Take Rate	1.25%	1.33%	-8 bps	1.24%	1 bps	1.25%	1.29%	-4 bps
Active Clients (in '000s)	4,762	4,684	2%	4,752	0%	4,762	4,684	2%
Headcount (EoP)	8,093	7,442	9%	7,740	5%	8,093	7,442	9%
Total Advisors (in '000s)	18.0	18.2	-1%	18.2	-1%	18.0	18.2	-1%
Retail DATs (in mn)	2.2	2.4	-7%	2.1	4%	2.2	2.3	-4%
Retirement Plans Client Assets (in R$ bn)	95	81	17%	90	5%	95	81	17%
Cards TPV (in R$ bn)	14.6	13.1	11%	13.1	11%	52.2	47.9	9%
Expanded Loan Portfolio (in R$ bn)	78.0	61.5	27%	67.3	16%	78.0	61.5	27%
Gross Written Premiums (in R$ mn)	502	401	25%	451	11%	1,745	1,317	33%

Financial Metrics (in R$ mn)	4Q25	4Q24	YoY	3Q25	QoQ	2025	2024	YoY
Gross revenue	5,279	4,725	12%	4,942	7%	19,447	18,035	8%
Retail	3,862	3,569	8%	3,704	4%	14,584	13,489	8%
Institutional	346	332	4%	340	2%	1,373	1,373	0%
Corporate & Issuer Services	895	599	49%	729	23%	2,733	2,289	19%
Other	175	224	-22%	169	4%	756	884	-14%
Net Revenue	4,951	4,487	10%	4,661	6%	18,412	17,078	8%
Gross Profit	3,415	3,109	10%	3,180	7%	12,556	11,726	7%
Gross Margin	69.0%	69.3%	-31 bps	68.2%	75 bps	68.2%	68.7%	-47 bps
EBT	1,547	1,289	20%	1,331	16%	5,459	4,974	10%
EBT Margin	31.3%	28.7%	252 bps	28.5%	271 bps	29.6%	29.1%	52 bps
Adjusted Net Income[1]	1,331	1,210	10%	1,330	0%	5,218	4,544	15%
Net Margin	26.9%	27.0%	-9 bps	28.5%	-166 bps	28.3%	26.4%	173 bps
Adjusted Diluted EPS (in R$)	2.56	2.23	15%	2.47	4%	9.81	8.28	18%
Adjusted ROAE¹	22.8%	23.4%	-59 bps	23.0%	-20 bps	23.9%	23.0%	94 bps
Adjusted ROTE²	27.7%	29.1%	-145 bps	28.0%	-34 bps	29.5%	28.7%	78 bps

1 – Please refer to the Non-GAAP Financial Reconciliation for a detailed breakdown of these adjustments.

2 – Annualized Return on Average Equity.

3 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill

Operating KPIs

1.	INVESTMENTS

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.5 trillion in 4Q25, up 16% YoY and 5% QoQ. Year-over-year growth was driven by R$94 billion net inflow and R$111 billion of market appreciation.

In 4Q25, Net Inflow was R$32 billion, and Retail Net Inflow was R$20 billion, in line with both year-on-year and quarter-on-quarter levels. Accumulated Retail Net Inflow for the full year of 2025 was R$94 billion, or 13% lower compared to 2024.

Active Clients (in ‘000s)

Active clients grew 2% YoY and remained stable QoQ, totaling 4.8 million in 4Q25.

Total Advisors (in ‘000s)

Total Advisors connected to XP, including (1) IFAs, (2) XP employees who offer advisory services, (3) Registered Investment Advisors, consultants and wealth managers, among others. As of 4Q25, we had 18.0 thousand Total Advisors, a decrease of approximately 1% YoY.

Retail Daily Average Trades (in million)

Retail DATs totaled 2.2 million in 4Q25, down 7% YoY and up 4% QoQ. Retail DATs in 2025 was 2.2 million, 4% lower YoY.

NPS

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 65 in 4Q25. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	RETIREMENT PLANS

Retirement Plans Client Assets (in R$ billion)

As per public data published by Susep, XPV&P’s individual’s market share (PGBL and VGBL) was stable at 5%. Total Client Assets were R$95 billion in 4Q25, up 17% YoY. Assets from XPV&P, our proprietary insurer, grew 40% YoY, reaching R$93 billion.

3.	CARDS

Cards TPV (in R$ billion)

In 4Q25, Total TPV was R$14.6 billion, a 11% growth YoY, and 11% increase QoQ. For the full year of 2025, Total TPV was R$52.2 billion, 9% higher compared to 2024.

Active Cards (in ‘000s)

Total Active Cards were 1.5 million in 4Q25, a growth of 10% YoY and being broadly stable QoQ, being 1.0 million Credit Cards and 0.5 million Active Debit Cards.

4.	CREDIT

Expanded Loan Portfolio (in R$ billion)

Expanded Loan Portfolio reached R$78 billion as of 4Q25, expanding 27% YoY and 16% QoQ.

5.	INSURANCE

Gross Written Premiums (in R$ million)

Gross written premiums (GWP) refer to the total amount of premium income that XPs has written or sold during a particular reporting period before deductions for provisions, reinsurance and other expenses. This figure represents the total premiums that customers have agreed to pay for life insurance policies issued by the company or sold by the company and issued by third-party insurers, including both new policies and renewals. It is a crucial metric for assessing the total business volume of an insurance company or insurance broker within that period.

In 4Q25, Gross Written Premiums grew 25% YoY and 11% QoQ.

Discussion of Financial Results

Total Gross Revenue1

Gross revenue reached R$5.3 billion in 4Q25, reflecting a 7% increase quarter-over-quarter (QoQ) and a 12% increase year-over-year (YoY). For the full year 2025, gross revenue was R$19.5 billion, up 8% YoY. The performance highlight was Corporate & Issuer Services, with a strong 2H25.

Retail Revenue

(in R$ mn)	4Q25	4Q24	YoY	3Q25	QoQ	2025	2024	YoY
Retail Revenue	3,862	3,569	8%	3,704	4%	14,584	13,489	8%
Equities	1,035	1,001	3%	1.043	-1%	4,067	4,303	-5%
Fixed Income	934	985	-5%	921	1%	3,858	3,447	12%
Funds Platform	412	364	13%	367	12%	1,444	1,390	4%
Retirement Plans	131	103	27%	124	5%	477	396	20%
Cards	398	333	19%	341	17%	1,380	1,245	11%
Credit	83	81	2%	83	-1%	330	266	24%
Insurance	123	58	112%	67	84%	308	210	47%
Other Retail	747	645	16%	757	-1%	2,720	2,232	22%
Annualized Retail Take Rate	1.25%	1,33%	-8 bps	1.24%	1 bps	1.25%	1.29%	-4 bps

Retail revenue reached R$3,862 million in 4Q25, marking a 4% increase quarter-over-quarter and a 8% increase year-over-year. For the full year, retail gross revenue reached R$14.6 billion, increasing 8% versus last year.

Retail revenue growth in 2025 was supported by (1) Float, from both investment and checking accounts, (2) New Verticals, with Cards, Retirement Plans and Insurance leading the way and, as an new initiative, International Investments, and (3) Fixed income performance, with a strong 1H25 and decent figures for the 2H supported by our warehousing strategy.

Take Rate

Annualized Retail Take Rate was 1.25% in 4Q25, 1bp higher QoQ. In 2025, take rate was 1.25%, 4 bps lower YoY.

Institutional Revenue

Institutional revenue was R$346 million in 4Q25, up 2% QoQ and 4% YoY. For the full year 2025, Institutional Revenue was R$1,373 million, stable in comparison to the previous year.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$895 million in 4Q25, up 23% QoQ and up 49% YoY, with another strong quarterly from both segments. For the full year of 2025, Corporate & Issuer Services Revenue was R$2,733 million, 19% higher than in 2024. The strong performance was driven by a robust DCM activity, reaccelerating from a softer 1H. In addition, our ability to cross-sell and deliver a broader set of solutions to our Corporate Clients, such as derivatives and credit, continued to support our revenues, leveraging on our strong distribution capabilities across the platform.

Other Revenue

Other revenue was R$175 million in 4Q25, 4% higher QoQ and 22% lower YoY. For the full year of 2025, Other Revenue was R$756 million, 14% lower when compared to 2024.

Costs of Goods Sold and Gross Margin

Gross Margin was 69.0% in 4Q25 versus 69.3% in 4Q24 and 68.2% in 3Q25. Sequential increase in Gross Margin was mainly related to revenue mix in the quarter.

SG&A Expenses

(in R$ mn)	4Q25	4Q24	YoY	3Q25	QoQ	2025	2024	YoY
Total SG&A	(1,733)	(1,577)	10%	(1,672)	4%	(6,384)	(5,927)	8%
People	(1,147)	(1,087)	6%	(1,142)	0%	(4,273)	(4,056)	5%
Salary and Taxes	(457)	(390)	17%	(445)	3%	(1,758)	(1,664)	6%
Bonuses	(565)	(582)	-3%	(542)	4%	(1,925)	(1,844)	4%
Share Based Compensation	(124)	(115)	8%	(155)	-20%	(590)	(548)	8%
Non-people	(586)	(490)	20%	(530)	11%	(2,111)	(1,871)	13%
LTM Compensation Ratio[5]	23.2%	23.7%	-54 bps	23.5%	-26 bps	23.2%	23.7%	-54 bps
LTM Efficiency Ratio[6]	34.7%	34.7%	-3 bps	34.7%	-2 bps	34.7%	34.7%	-3 bps
Headcount (EoP)	8,093	7,442	9%	7,740	5%	8,093	7,442	9%

SG&A expenses totaled R$1.7 billion in 4Q25, 4% higher QoQ, and 10% higher YoY. For the full year of 2025, SG&A was R$6.4 billion, 8% higher compared to 2024.

Our last twelve months (LTM) compensation ratio5in 4Q25 was 23.2%, an improvement from 23.7% in 4Q24 and from the 23.5% in 3Q25. Also, our LTM efficiency ratio64reached 34.7% in 4Q25, being stable both on quarterly and yearly basis.

Earnings Before Taxes

EBT was R$1,547 million in 4Q25, up 16% QoQ and up 20% YoY. EBT Margin was 31.3%. Our EBT Margin was 271 bps higher QoQ, and 252 bps higher YoY. For the full year of 2024, EBT was R$5,459 million, up 10% YoY, and EBT Margin was 29.6%, 52 bps higher than in 2024.

Adjusted Net Income and Adjusted EPS1

In 4Q25, Adjusted Net Income reached a record R$1.3 billion, being stable QoQ and a posting a 10% increase YoY. Adjusted Basic EPS was R$2.58, reflecting a 3% QoQ growth and an 15% YoY increase. Adjusted Diluted EPS was R$2.56 for the quarter, up 4% QoQ and 15% YoY.

For the full year 2025, adjusted net income also hit a record high of R$5.2 billion, marking a 15% YoY growth. Adjusted Basic EPS was R$9.90, up 18% from the previous year, while Adjusted Diluted EPS was R$9.81, also 18% higher YoY.

5 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

6 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

Adjusted ROTE1,7 and Adjusted ROAE1,8

In 2025 our Adjusted Return on Equity (ROAE) reached 23.9%, a 94bps expansion, while return on tangible equity (ROTE) was 29.5%, a 78bps expansion versus 2024. This reflects our capital discipline, that allows us to consistently return capital to shareholders while simultaneously growing and investing in the business to further differentiate ourselves from peers.

Capital Management9

In 4Q25 our BIS Ratio was 20.4%, 81 bps lower QoQ and 269 bps higher YoY, while our total RWA was R$119.0 billion, with an 11% increase QoQ and 13% increase YoY. Our CET1 ratio remains at a comfortable level of 17.3%. In 2025, we executed share repurchases totaling R$1,899 million and paid dividends in the amount of R$500 million. We are comfortable with getting our BIS ratio to our target range of 16% to 19% toward the end of the year, through capital distributions, while still maintaining a comfortable capital buffer.

7 – Annualized Return on Tangible Common Equity, calculated as Annualized Net Income over Tangible Common Equity, which excludes Intangibles and Goodwill, net of deferred taxes.

8 – Annualized Return on Average Equity.

9 – Managerial BIS Ratio is calculated using the same methodology as the BIS Ratio for our Prudential Conglomerate. However, it is based on the total assets and equity of the entire group.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its fourth quarter financial results on Thursday, February 12th, 2026, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 4Q25 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes Adjustments to Reported Net Income, which is non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	4Q25	4Q24	YoY	3Q25	QoQ	2025	2024	YoY
Total Gross Revenue	5,279	4,725	12%	4,942	7%	19,447	18,035	8%
Retail	3,862	3,569	8%	3,704	4%	14,584	13,489	8%
Equities	1,035	1,001	3%	1,043	-1%	4,067	4,303	-5%
Fixed Income	934	985	-5%	921	1%	3,858	3,447	12%
Funds Platform	412	364	13%	367	12%	1,444	1,390	4%
Retirement Plans	131	103	27%	124	5%	477	396	20%
Cards	398	333	19%	341	17%	1,380	1,245	11%
Credit	83	81	2%	83	-1%	330	266	24%
Insurance	123	58	112%	67	84%	308	210	47%
Other	747	645	16%	757	-1%	2,720	2,232	22%
Institutional	346	332	4%	340	2%	1,373	1,373	0%
Corporate & Issuer Services	895	599	49%	729	23%	2,733	2,289	19%
Other	175	224	-22%	169	4%	756	884	-14%
Net Revenue	4,951	4,487	10%	4,661	6%	18,412	17,078	8%
COGS	(1,536)	(1,378)	11%	(1,481)	4%	(5,855)	(5,352)	9%
Gross Profit	3,415	3,109	10%	3,180	7%	12,556	11,726	7%
Gross Margin	69.0%	69.3%	-31 bps	68.2%	75 bps	68.2%	68.7%	-47 bps
SG&A	(1,715)	(1,567)	9%	(1,662)	3%	(6,284)	(5,755)	9%
People	(1,147)	(1,087)	6%	(1,142)	0%	(4,273)	(4,056)	5%
Non-People	(568)	(480)	18%	(521)	9%	(2,011)	(1,699)	18%
D&A	(78)	(60)	31%	(76)	3%	(304)	(265)	15%
Interest expense on debt	(130)	(196)	-33%	(142)	-8%	(625)	(780)	-20%
Share of profit in joint ventures and associates	55	2	2148%	31	78%	116	47	145%
EBT	1,547	1,289	20%	1,331	16%	5,459	4,974	10%
EBT Margin	31.3%	28.7%	252 bps	28.5%	271 bps	29.6%	29.1%	52 bps
Tax Expense (Accounting)	(217)	(79)	174%	(0)	43689%	(240)	(430)	-44%
Tax expense (Tax Withholding in Funds)[6]	(45)	(185)	-76%	(174)	-74%	(570)	(613)	-7%
Effective tax rate (Normalized)	(16.4%)	(17.9%)	147 bps	(11.6%)	-481 bps	(13.4%)	(18.7%)	522 bps
Adjusted Net Income	1,331	1,210	10%	1,330	0%	5,218	4,544	15%
Adjusted Net Margin	26.9%	27.0%	-9 bps	28.5%	-166 bps	28.3%	26.6%	173 bps

10 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	4Q25	4Q24	YoY	3Q25	QoQ	2025	2024	YoY
Net revenue from services rendered	2,432	1,912	27%	2,090	16%	7,967	7,425	7%
Brokerage commission	522	522	0%	501	4%	2,024	2,133	-5%
Securities placement	883	540	64%	682	29%	2,497	2,285	9%
Management fees	547	444	23%	487	12%	1,887	1,743	8%
Insurance brokerage fee	58	58	1%	62	-5%	238	219	9%
Commission Fees	359	317	13%	305	17%	1,189	997	19%
Other services	326	218	49%	268	21%	942	734	28%
Sales Tax and contributions on Services	(262)	(186)	40%	(215)	22%	(812)	(687)	18%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(2,434)	(887)	174%	(1,617)	51%	(5,806)	(1,766)	229%
Net income from financial instruments at fair value through profit or loss	4,940	3,415	45%	4,187	18%	16,238	11,372	43%
Total revenue and income	4,938	4,440	11%	4,661	6%	18,399	17,031	8%
Operating costs	(1,470)	(1,276)	15%	(1,391)	6%	(5,463)	(5,063)	8%
Selling expenses	(80)	(41)	94%	(77)	4%	(294)	(149)	98%
Administrative expenses	(1,712)	(1,528)	12%	(1,685)	2%	(6,419)	(6,001)	7%
Other operating revenues (expenses), net	3	3	5%	25	-87%	128	189	-32%
Expected credit losses	(66)	(102)	-35%	(90)	-26%	(392)	(288)	36%
Interest expense on debt	(130)	(196)	-33%	(142)	-8%	(625)	(780)	-20%
Share of profit or (loss) in joint ventures and associates	55	2	2148%	31	78%	116	47	145%
Income before income tax	1,537	1,301	18%	1,331	16%	5,449	4,986	9%
Income tax expense	(256)	(121)	112%	(0)	n.a.	(279)	(471)	-41%
Net income for the period	1,282	1,181	9%	1,330	-4%	5,169	4,515	14%

Balance Sheet (in R$ mn)

Assets	4Q25	3Q25
Cash	10,357	12,413
Financial assets	365,169	366,905
Fair value through profit or loss	239,755	240,428
Securities	198,834	184,428
Derivative financial instruments	40,921	56,000
Fair value through other comprehensive income	42,223	42,558
Securities	42,223	42,558
Evaluated at amortized cost	83,191	83,920
Securities	7,407	8,134
Securities purchased under agreements to resell	17,063	15,029
Securities trading and intermediation	6,299	5,812
Accounts receivable	1,366	1,171
Loan Operations	34,142	34,028
Other financial assets	16,913	19,745
Other assets	10,770	10,302
Recoverable taxes	443	579
Rights-of-use assets	341	326
Prepaid expenses	4,063	4,097
Other	5,923	5,300
Deferred tax assets	3,371	3,051
Investments in associates and joint ventures	3,635	3,683
Property and equipment	464	421
Goodwill & Intangible assets	2,763	2,703
Total Assets	396,528	399,477

Liabilities	4Q25	3Q25
Financial liabilities	276,497	288,572
Fair value through profit or loss	58,590	78,262
Securities	21,043	23,744
Derivative financial instruments	37,547	54,517
Evaluated at amortized cost	217,907	210,310
Securities sold under repurchase agreements	58,714	70,931
Securities trading and intermediation	22,421	17,436
Financing instruments payable	123,404	106,737
Accounts payables	810	734
Borrowings	238	1,576
Other financial liabilities	12,321	12,896
Other liabilities	95,994	86,857
Social and statutory obligations	1,365	832
Taxes and social security obligations	853	770
Retirement plans liabilities	93,023	84,437
Provisions and contingent liabilities	192	170
Other	560	647
Deferred tax liabilities	489	380
Total Liabilities	372,981	375,808
Equity attributable to owners of the Parent company	23,547	23,664
Issued capital	0	0
Capital reserve	24,009	20,338
Other comprehensive income	(337)	(277)
Treasury	(125)	(271)
Retained earnings	-	3,874
Non-controlling interest	1	5
Total equity	23,548	23,669
Total liabilities and equity	396,528	399,477

Reconciliation of Adjusted Net Income

Adjusted Net Income is a financial measure that reflects the company’s net income, excluding certain non-recurring or non-cash items that management believes do not reflect the company’s core operating performance. In the current period, this includes adjustments related to social charges and deferred tax assets associated with Performance Stock Units (PSUs) that expired unvested.

These adjustments exclude accounting charges that neither impact cash flow nor reflect recurring earnings volatility. By removing these effects, Adjusted Net Income provides a more accurate view of the company’s underlying profitability.

Additionally, Adjusted Revenue (+R$13mm) and Adjusted SG&A (-R$3mm) also resulted in an Adjusted EBT. These financial measures exclude certain items that management believes are not indicative of the company’s core operating performance. These adjustments relate to one-off impacts from hedging social charges associated with share-based compensation expenses.

By excluding these items, Adjusted Revenue and Adjusted Expenses offer a more accurate representation of the company’s recurring operating results, facilitating comparability across reporting periods.

(in R$ mn)	4Q25	4Q24	YoY	3Q25	QoQ	2025	2024	YoY
Net Income	1,282	1,181	9%	1,330	-4%	5,169	4,515	14%
Hedge of Social Charges	13	47	-	-	-	13	47	-72%
PSU Expiration Expenses / Hedge of Social Charges	(3)	(59)	-	-	-	(3)	(59)	-95%
Tax Expenses	39	41	-	-	-	39	41	-6%
Adjusted Net Income	1,331	1,210	10%	1,330	0%	5,218	4,544	15%